Exhibit 99.1

PRESS RELEASE

Trading Symbol:	TSX: SVM
	NYSE: SVM	January 4, 2011

Underground Drilling Discovers Eighteen Additional High Grade Silver-Lead Veins including a 7.51 m Interval grading 925 Grams per Tonne Silver and 1.12 percent Lead at the TLP Mine, Henan Province, China

VANCOUVER, BRITISH COLUMBIA, CANADA – January 4, 2011 – Silvercorp Metals Inc. ("Silvercorp”) is pleased to report the results of its 2010 underground diamond drilling program at the southwest corner (also called LM Mine West) of the TLP Mining Permit area, Ying Mining District, Henan, China. This successful drill program has not only extended the existing veins to depth and along strike at the LM Mine West, but has also discovered 18 additional high grade silver (Ag) – lead (Pb) veins, increasing the total number of mineralized veins from 9 to 27. The drilling program has also revealed a new type of mineralization as some Ag-Pb veins (LM8 and LM8-1) contain high grade gold that may indicate the existence of gold-dominated mineralized veins in the area.

The diamond drilling program and the underground tunneling program aimed to upgrade inferred mineral resources to indicated and measured categories, and to explore and define new mineralized veins at the LM Mine West. A total of 16,984 meters (m) of drilling in 56 underground holes were completed by 3 underground drill rigs at the LM Mine West. Table 1 lists assay results for 40 holes which intercepted Ag-Pb mineralized veins, including three of the holes intercepting Ag-Pb veins with gold (Au) grades greater than 10 grams per tonne (g/t). Assay results for some drill intervals and the rest of the drill holes are still pending.

The mineralized veins are closely spaced, either being parallel or intersecting each other in “X” patterns. As a result, in many instances a drill hole or cross-cut tunnel can intercept multiple veins in a short distance. Additional tunneling and drill holes have been designed and work is underway to further define the striking and dipping extensions of these veins. A 380m deep shaft is currently being developed from the 980m elevation down to the 600m elevation to access these veins for mining. A re-suing mining method, which has been successfully used by the Company at the LM Mine West, will be applied to mine these narrow veins.

Selected significant intercepts are as follows:

  Hole ZKX1703 intersected 7.51m of the LM17 vein grading 925 g/t Ag and 1.12% Pb at the 747m elevation, including a 2.57m interval grading 1,461 g/t Ag and 2.16% Pb and a 0.90m interval grading 2,220 g/t Ag and 0.52% Pb;

  Hole ZKX0102 intersected 0.40m of the LM12 vein grading 1,541 g/t Ag and 0.95% Pb at the 683m elevation;

  Hole ZKX10205 intersected 1.75m of the LM8-1 vein grading 313 g/t Ag, 5.18 g/t Au, and 2.66% Pb at the 786m elevation, including a 0.29m intercept containing 1,699 g/t Ag, 30.35 g/t Au, and 2.91% Pb;

  Hole ZKX10601 intersected 1.29m of the LM8 vein containing 707 g/t Ag and 4.69% Pb, including 0.52m grading 1,568 g/t Ag and 10.66% Pb at the 730m elevation;

  Hole ZKX10602 intersected two veins: 1) 1.96m of the LM8-2 vein at 823m elevation containing 413 g/t Ag and 3.27% Pb, including 0.47m grading 1,687 g/t Ag and 4.80% Pb at the 823m elevation; and 2) 1.65m of LM8 at 800m elevation grading 116 g/t Ag, 13.42 g/t Au and 0.92% Pb, including 0.79m containing 187 g/t Ag, 28.03 g/t Au, and 1.53% Pb;

  Hole ZK10603 intersected 1.70m of the LM8-4 vein at 753m elevation grading 481 g/t Ag and 0.92% Pb, including 0.19m that contains 2,370 g/t Ag and 0.54% Pb;

  Hole ZKX0306 intersected 2.32m of the LM11E1 vein containing 576 g/t Ag, 6.14% Pb, and 0.51% copper (Cu) at 671m elevation, including 0.74m grading 1,459 g/t Ag, 18.10% Pb, and 1.31% Cu;

  Hole ZKX10922 intersected 1.19m of the LM16 vein containing 952 g/t Ag and 3.27% Pb, including 0.78m grading 1,413 g/t Ag and 4.80% Pb at the 716m elevation.

Eighteen Newly Discovered Veins

The 18 newly discovered veins are LM8-3, LM8-4, LM11, LM11E1, LM11E2, LM11W, LM12-1, LM12-2, LM13 and LM13W, LM14-2, LM15, LM16, LM16-1, LM17, LM19, LM21, and LM21W.

LM8-3 and LM8-4 Veins

LM8-3 and LM8-4 are located 30m and 50m northeast of vein LM8. The veins strike northwesterly and dip to northeast at 80 to 85 degree dipping angles. The LM8-3 has been defined over 60m in length and 150m in dipping direction. Four underground diamond drill holes intercepted the vein averaging 102 g/t Ag and 2.48% Pb over 0.38m true width. The LM8-4 vein was intersected by drill hole ZKX10603 at 753m elevation that contains 480 g/t Ag and 0.93% Pb over 0.67m true width.

LM11, LM11E1, LM11E2, and LM11W Veins

These are a series of parallel veins, striking northeasterly and dipping northwesterly at 55 to 75 degree angles. LM11 is approximately 250m northwest of vein LM12. The vein has been explored by extensive tunneling and diamond drilling. The tunneling was performed along the vein on three levels: 924m, 894m, and 868m through main access tunnel PD924. Three ore shoots were defined ranging from 30 to 104m in striking length and 0.28 to 0.59m in true thickness, containing 56 g/t to 1,890 g/t Ag and 0.73% to 20.73% Pb over 0.20 to 1.6m in true width. Six drill holes intercepted the vein, showing it extends down to at least the 624m elevation. The drill hole assays range from 37 g/t Ag and 0.56% Pb over 0.22m interval to 1,837 g/t Ag and 7.77% Pb over 0.35m interval.

LM11E1 is 2 to 15m southeast of LM11. The vein is defined by two drill holes at 739m and 671m elevations. The interceptions include 2 g/t Ag and 0.12% Pb over 0.50m interval (Hole ZKX0305) and 576 g/t Ag and 6.14% Pb over 2.32m interval (Hole ZKX0306).

LM11E2 is about 10 to 60m further southeast of the LM11. The vein is intercepted by two holes at 726m and 662m elevations, grading 4 g/t and 0.47% Pb over 0.30m interval (ZKX0305) and 541 g/t Ag and 3.59% Pb over 0.63 m interval (ZKX0306).

LM11W is located 20m northwest of LM11. The vein is intercepted by hole ZKX0507 at 837m elevation, containing 226 g/t Ag and 0.59% Pb over a 0.26m interval.

LM12-1 and LM12-2 Veins

The veins strike northeasterly and dip to the northwest with a dipping angle of 50 to 60 degrees. The veins are located at hanging wall (northwest) of vein LM12. The LM12-1 is 15 to 30m from LM12 while LM12-2 is a further 40 to 45m from LM12-1.

LM12-1 extends over 300m in striking length and 290m in depth with a true width of 0.3 to 1.0m.

The vein was exposed by drifts on 850m and 900m elevations through main access tunnel PD924. Nineteen drill holes also intercepted the vein with 7 holes hitting significant mineralization. The vein contains mineralization averaging 552 g/t Ag and 6.55% Pb over a true width of 0.75m.

LM12-2 is over 320m in strike length and over 395m in depth. To date, over 18 drill holes and one 105m long drift at the 898m elevation through main access tunnel PD924 have been completed on the vein. The mineralized ore shoots of the vein intersected by tunneling contain 149 g/t Ag and 0.72% Pb over 0.50m true width to 3,354 g/t Ag and 0.33% Pb over 0.55m true width.

LM13 and LM13W Veins

The LM13 and LM13W veins, extending northeasterly and dipping to the northwest at 65 to 70 degree angles, are located approximately 100m northwest of LM12. The veins have been defined over 100m in striking length and about 350m in depth. LM13W is a further 20 to 60m to the west of LM13. LM13 is exposed by over 50m of drifting along the vein at the 898m level through main access tunnel PD924. The true width of the vein ranges from 0.20 to 0.80m and contains 220 to 757 g/t Ag and 0.80 to 1.14% Pb. Seven drill holes intersected the vein at 575 to 898m elevation. The best hole is ZKX0305 which hit 164 g/t Ag, 2.64% Pb over a 0.55m interval.

LM13W was intercepted by six drill holes at elevations ranging from 539m to 902m. The true width of the vein is 0.29m to 0.78m. The vein contains 20 to 376 g/t Ag and 0.47 to 3.22% Pb over 0.31 to 1.67m intervals.

LM14-2 Vein

The LM14-2 vein, parallel to and 20 to 25m southwest of the LM14 vein, is over 100m in strike length, with a 55 to 60 degree dipping angle to the northeast. The vein is 0.23 to 1.78m in true thickness with a high grade pocket which is over 45m in length and contains 155 to 383 g/t Ag and 4.99 to 12.31% Pb. Five drill holes have intercepted the vein at elevations of 832 to 879m with the best hole containing 383 g/t Ag and 0.44% Pb over 0.87 m interval.

LM15 Vein

The northwesterly striking LM15 vein is parallel to and about 105m northeast of the LM8 vein, and steeply dips to the northeast. The vein was intercepted by three drill holes at shallow depths (916 to 924m elevation) and the actual dimension of the vein is yet to be defined. Drill hole results range from 13 g/t Ag and 0.44% Pb to 155 g/t Ag and 1.40% Pb over 0.33 to 0.36m intervals.

LM16 Vein

LM16, located about 296m southwest of LM14, extends northwesterly and steeply dips to the northeast. The vein extends 346m along strike and 380m in depth. LM16 was extensively explored by tunneling and drilling. Tunneling was done on the 916m and 880m levels through access PD8 and PD991, respectively. At the 916m level, a 90m drift developed along the vein intersected 68 g/t to 2,569 g/t Ag, 0.43% to 4.09% Pb, and 0.08% to 10.93% Zn over 0.10 to 0.95m true width. A 300m drift was developed on the 880m level and exposed two high grade pockets. The pockets range from 20 to 35m in length and 0.60 to 0.68m in true width, containing 116 to 1,013 g/t Ag and 0.58 to 7.85% Pb. Six drill holes intercepted the vein from 646 to 834m elevations. Hole ZKX10922 hit the vein at 717m elevation and returned 952 g/t Ag and 3.27% Pb over 1.19m interval.

LM16-1 Vein

TheLM16-1vein, approximately 53m northeast of LM16, extends over 150m northwesterly and dips to the northeast with 75 to 80 degree dipping angle. Three drill holes which intercepted the vein at 706 to 878m elevation, assayed 95 to 581 g/t Ag and 1.27 to 2.68% Pb over 1.0 to 1.57m intervals. A drift developed along the vein on the 880m elevation through main access tunnel PD991 exposed a 14m long low grade pocket, containing 48 g/t Ag and 2.35% Pb.

LM17 Vein

The LM17 vein cut across veins LM14 and LM16 and strikes to the northeast and steeply dips to the northwest. LM17 was defined by 4 drill holes over an 80m striking length at elevations ranging from 750 to 864m. The drill hole intercepts include 151 to 925 g/t Ag and 0.32 to 3.6% Pb over 0.32 to 7.51m intervals.

LM19 Vein

The northwesterly orienting LM19 vein is parallel to and 200m southwest of LM8, which was cut through by LM7 without significant displacement. LM19 dips at 70 to 80 degree dipping angle to the northeast. The vein has been exposed over 151m in a drift along the vein on the 924m level through main access tunnel PD924. Three high grade pockets were intersected by tunneling, grading 70 to 453 g/t Ag and 1.22 to 2.77% Pb over 0.42 to 0.80m true width. Three drill holes intercepted the vein near the 800m elevation and two holes hit significant mineralization. An intercept in hole ZKX1902 contains 262 g/t Ag, 1.82% Pb and 0.84 g/t Au over a 9.23m interval while hole ZKX1921 intersected a 0.68m thick (interval) of the vein grading 275 g/t Ag and 2.82% Pb.

LM21 and LM21W Veins

Northwesterly striking LM21 and LM21W are 3m apart and are 65m and 62m northeast of the LM8 vein, respectively. Both veins dip northeasterly at 80 to 85 degree dipping angle. Hole ZKX10603 intersected LM21 at 793m and LM21W at 787m elevations. LM21 contains 107 g/t Ag and 4.95% Pb over 0.40m interval while LM21W grades 137 g/t Ag, 0.48% Pb over a 0.19m interval.

Table 1: Selected Drill Hole Assay Results:

Drill Hole	Intersection		Interval (m)	Ag (g/t)	Pb (%)	Zn (%)	Au (g/t)	Mineralized Veins
	From (m)	To (m)
ZKX0101	36.87	37.54	0.67	121	6.27	0.39	0.04	LM13
	167.70	168.58	0.88	105	3.17	0.10	13.10	LM12-2
ZKX0401	182.57	183.55	0.98	123	0.25	0.05	0.12	LM7
ZKX0403	189.09	189.69	0.60	12	0.84	0.08	0.03	LM12-1
ZKX1703	247.75	255.26	7.51	925	1.12	0.17	0.09	LM17
Including	247.75	250.32	2.57	1,461	2.16	0.34	0.10
Including	253.40	254.30	0.90	2,220	0.52	0.10	0.11
ZKX1704	152.33	152.65	0.32	152	2.05	0.26	0.05	LM17
ZKX0703	158.04	158.37	0.33	23	0.80	0.14	0.09	LM12-2
ZKX0102	26.12	27.79	1.67	376	0.47	0.17	-*	LM13W
	131.37	132.21	0.84	73	6.36	0.29	-	LM13
	193.68	194.39	0.71	265	1.73	0.73	-	LM12-3
	214.12	214.46	0.34	25	0.79	0.45	-	LM12-2
	263.21	263.61	0.40	1,541	0.95	0.20	-	LM12
ZKX0507	157.42	157.68	0.26	226	0.59	0.24	-	LM11W
ZKX0802	86.54	87.15	0.61	35	0.30	0.04	-	LM12-1
ZKX1712	216.73	217.31	0.58	152	0.32	0.23	-	LM17
ZKX1731	148.72	149.60	0.88	8	1.33	0.09	-	LM17
ZKX0506	168.76	169.13	0.37	271	0.23	0.17	-	LM11
ZKX0704	108.97	109.62	0.65	252	2.05	0.12	-	LM11
ZKX0304	128.68	129.53	0.85	139	0.63	0.11	-	LM11
ZKX10901	209.98	210.69	0.71	70	0.86	0.09	-	LM14
ZKX10202	76.49	76.82	0.33	39	2.99	0.11	-	LM8-3
	171.10	171.84	0.74	277	0.26	0.20	-	LM8-2
	174.43	175.33	0.90	20	0.93	0.04	-	LM8-1
	183.94	186.41	2.47	108	1.29	0.16	-	LM8
ZKX10601	170.91	171.27	0.36	55	0.18	0.04	-	LM8-2
	183.05	183.43	0.38	560	1.15	0.07	-	LM8-1
	226.04	227.33	1.29	707	4.69	0.07	-	LM8
ZKX10002	132.28	133.20	0.92	44	0.27	0.05	-	LM8-5
ZKX10702	350.91	351.76	0.85	44	0.71	0.33	-	LM14
ZKX10205	92.52	93.02	0.50	25	2.92	0.12	-	LM8-3
	133.48	133.81	0.33	52	1.39	0.11	-	LM8-2
	146.87	148.62	1.75	313	2.66	0.30	5.18	LM8-1
Including	147.37	147.66	0.29	1,699	2.91	0.75	30.35
	184.31	184.75	0.44	84	1.04	0.12	-	LM7
	195.70	196.65	0.95	170	0.16	0.07	-	LM7

Drill Hole	Intersection From (m) to (m)		Interval (m)	Ag (g/t)	Pb (%)	Zn (%)	Au (g/t)	Mineralized Veins
ZKX10704	373.34	374.02	0.68	34	0.62	0.66	-	LM14
	378.58	378.78	0.20	21	2.41	0.07	-	LM14
ZKX10602	7.58	7.94	0.36	116	1.40	0.17	-	LM15
	120.49	121.58	1.09	158	3.09	0.09	-	LM8-3
	138.66	140.62	1.96	631	0.78	0.20	0.03	LM8-2
Including	140.15	140.62	0.47	1,687	2.07	0.63	0.12
	144.73	144.93	0.20	2,509	0.99	0.10	-	LM8-2 Branch
	150.52	151.01	0.49	344	0.11	0.11	0.02	LM8-1
	169.62	171.27	1.65	116	0.92	0.36	13.42	LM8
Including	170.48	171.27	0.79	187	1.53	0.67	28.03
ZKX11103	338.09	339.64	1.55	263	3.71	1.44	-	LM14
	341.01	341.33	0.32	39	0.50	0.19	-	LM14-2
	14.18	14.51	0.33	155	0.42	0.28	-	LM15
ZKX10603	144.24	144.64	0.40	107	4.95	0.06	1.37	LM21
	150.99	151.17	0.18	137	0.48	0.04	-	LM21W
	186.91	188.61	1.70	481	0.92	0.05	0.11	LM8-4
Including	187.11	187.30	0.19	2,370	0.54	0.04	0.30
	265.83	266.20	0.37	42	1.18	0.05	-	LM8
ZKX10206	141.74	142.29	0.55	37	0.71	0.09	1.42	LM8-3
	181.94	183.02	1.08	533	0.35	0.16	0.01	LM8-2
	184.65	185.89	1.24	253	2.84	0.21	0.01	LM8-1
ZKX10502	399.06	399.82	0.76	194	0.27	0.23	-	LM14
ZKX0305	163.71	164.35	0.64	30	5.32	0.95	0.18	LM10
	363.81	364.42	0.61	26	3.22	0.06	-	LM13W
	403.88	404.43	0.55	164	2.64	0.36	0.14	LM13
	535.20	535.50	0.30	932	21.27	0.16	0.26	LM7
ZKX10904	372.04	372.80	0.76	164	0.91	0.10	-	LM14
ZKX11104	274.94	277.33	2.39	255	5.88	0.26	-	LM14
	306.84	307.74	0.90	512	3.12	0.20	-	LM11
ZKX0306	309.99	312.31	2.32	576	6.14	0.10	0.06	LM11E1
Including	311.57	312.31	0.74	1,459	18.10	0.18	0.18
	321.39	322.02	0.63	541	3.59	0.15	-	LM11E2
	395.98	396.29	0.31	20	1.19	0.05	-	LM13W
ZKX11105	409.66	410.25	0.59	59	4.78	3.19	-	LM14
ZKX0307	334.59	334.81	0.22	37	0.56	0.03	-	LM11
	432.13	432.45	0.32	3	0.49	0.07	1.12	LM13W
ZKX10905	398.20	399.24	1.04	225	1.60	0.15	-	LM14
	401.57	402.31	0.74	151	0.07	0.03	-	LM14-1
ZKX10705	436.26	437.12	0.86	37	0.26	0.11	0.10	LM14
ZKX0103	437.53	437.90	0.37	20	1.02	0.08	-	LM12-2
	449.91	451.26	1.35	35	1.99	0.23	-	LM12-1
	472.98	473.53	0.55	219	2.51	0.61	-	LM12
ZKX10921	190.73	191.71	0.98	30	0.16	0.08	-	LM16-1
	267.17	267.37	0.20	64	3.84	0.07	-	LM16

Drill Hole	Intersection From (m) to (m)		Interval (m)	Ag (g/t)	Pb (%)	Zn (%)	Au (g/t)	Mineralized Veins
ZKX10922	309.07	310.26	1.19	952	3.27	0.30	-	LM16
Including	309.07	309.85	0.78	1,413	4.80	0.43	-
ZKX0104	155.35	155.76	0.41	39	5.84	0.78	0.63	LM10
	483.39	483.77	0.38	67	4.27	0.20	-	LM12-2
	511.66	512.77	1.11	23	0.17	0.05	-	LM12
	567.87	569.10	1.23	103	1.78	1.23	-	LM7
ZKX0202	179.27	180.05	0.78	152	0.56	1.96	0.10	LM10
ZKX10923	303.36	304.93	1.57	212	1.27	0.25	-	LM16-1

* gold and copper assays are either below detection limit or not assayed.

Quality Control

Drill cores are NQ size and drill core samples were taken from sawn half core limited by apparent massive galena sheet contact or shear/alteration contact.

The Company maintains a quality control program to ensure best practice in sampling and analysis of the drill core samples. The samples are shipped directly in securely sealed bags to the Analytical Lab of Henan Non-Ferrous Metals Geological and Exploitation Institute in Zhengzhou, located 215 km by road northeast of the TLP Mine.

The sample preparation consists of drying, crushing, and splitting of the sample to 250 grams, then the sample is pulverized to 200 mesh. Two acid digestion and AA finish are utilized on a 0.5 gram sample for lead and zinc. Titration is utilized as a modified process for higher grade materials. Silver is also analyzed using a two acid digestion on a 0.5 gram sample and AA finish. Both labs utilize a QA/QC system of duplicates, replicates and Standards.

Myles Gao, P.Geo, is the Qualified Person on the project under NI 43-101.

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China and Canada. Silvercorp is the largest primary silver producer in China through the operation of the four silver-lead-zinc mines at the Ying Mining Camp in the Henan Province of China. Silvercorp is currently building the GC silver-lead-zinc Project in Guangdong Province as its second China production base and foothold, and this will be followed by the third production foothold at the recently acquired BYP Gold-lead-Zinc Project in Hunan Province. In Canada, Silvercorp is in preparation of applying for a Small Mine Permit for the Silvertip high grade silver-lead-zinc mine project in northern British Columbia to provide a further platform for growth and geographic diversification. The Company’s shares are traded on the New York Stock Exchange and Toronto Stock Exchange and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO and Lorne Waldman, Corporate Secretary, Phone: (604) 669-9397, Fax: (604) 669-9387, Toll Free 1(888) 224-1881, Email: info@silvercorp.ca, Website: www.silvercorp.ca.

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